UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES ACT OF 1934

ZUORA, INC.
(Name of the Issuer)

Zuora, Inc.
Zodiac Purchaser, L.L.C.
Zodiac Acquisition Sub, Inc.
Zodiac Guarantor, L.L.C.
Zodiac Holdco, L.L.C.
Silver Lake Alpine Associates II, L.P.
SLA Zurich Holdings, L.P.
SLA Zurich GP, L.L.C.
SLA Zurich Aggregator, L.P.
SL Alpine II Aggregator GP, L.L.C.
Silver Lake Alpine II, L.P.
SLAA II (GP), L.L.C.
Silver Lake Group, L.L.C.
Tien Tzuo
The Next Left Trust
70 Thirty Trust
(Names of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98983V106
(CUSIP Number of Class of Securities)

Tien Tzuo Chief Executive Officer The Next Left Trust 70 Thirty Trust Zuora, Inc. c/o Zuora, Inc. 101 Redwood Shores Parkway Redwood City, CA 94065 Tel: (888) 976-9056	Zodiac Purchaser, L.L.C. Zodiac Acquisition Sub, Inc. c/o Silver Lake 2775 Sand Hill Road Menlo Park, CA 94025 Tel: (650) 233-8120
Zodiac Guarantor, L.L.C.
Zodiac Holdco, L.L.C.
Silver Lake Alpine Associates II, L.P.
SLA Zurich Holdings, L.P.
SLA Zurich GP, L.L.C.
SLA Zurich Aggregator, L.P.
SL Alpine II Aggregator GP, L.L.C.
Silver Lake Alpine II, L.P.
SLAA II (GP), L.L.C.
Silver Lake Group, L.L.C.
2775 Sand Hill Road
Menlo Park, CA
94025
Tel: (650) 233-8120

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Sarah K. Solum Steven Li Freshfields US LLP 855 Main Street Redwood City, CA 94063 (650) 618-9250	Elizabeth Cooper Louis Argentieri Simpson Thacher & Bartlett LLP New York, New York 10017 (212) 455-2000	Melissa Sawyer Peter Jones Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498 United States (212) 558-4000

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐ Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Item 15. Additional Information	2
Item 16. Exhibits	3

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended hereby, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Zuora, Inc., a Delaware corporation (“Zuora” or the “Company”) and the issuer of the (a) Class A Common Stock, par value $0.0001 per share (the “Zuora Class A Common Stock”) and (b) Class B Common Stock, par value $0.0001 per share (the “Zuora Class B Common Stock” and together with the Zuora Class A Common Stock, the “Zuora Common Stock”) that is the subject of the Rule 13e-3 transaction; (2) Zodiac Purchaser, L.L.C., a Delaware limited liability company (“Parent”); (3) Zodiac Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”, and together with Parent, the “Parent Entities”); (4) Zodiac Guarantor, L.L.C. (“Guarantor”); (5) Zodiac Holdco, L.L.C. (“Holdco”); (6) Silver Lake Alpine Associates II, L.P., a Delaware limited partnership (“SLAA”); (7) SLA Zurich Holdings, L.P., a Delaware limited partnership (“SLA Zurich Holdings”); (8) SLA Zurich GP, L.L.C., a Delaware limited liability company (“SLA Zurich GP”); (9) SLA Zurich Aggregator, L.P., a Delaware limited partnership (“SLA Zurich Aggregator”); (10) SL Alpine II Aggregator GP, L.L.C., a Delaware limited liability company (“SLA Aggregator GP”); (11) Silver Lake Alpine II, L.P., a Delaware limited partnership (“SLA II”); (12) SLAA II (GP), L.L.C., a Delaware limited liability company (“SLAA GP”); (13) Silver Lake Group, L.L.C., a Delaware limited liability company (“SLG”, and together with Guarantor, Holdco, SLAA, SLA Zurich Holdings, SLA Zurich GP, SLA Zurich Aggregator, SLA Aggregator GP, SLA II and SLAA GP, the “Silver Lake Filing Parties”); (14) Tien Tzuo; (15) The Next Left Trust and (16) the 70 Thirty Trust (together with Tien Tzuo and the Next Left Trust, the “Tzuo Filing Parties” or the “CEO Rollover Stockholders”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated October 17, 2024 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among Zuora, Parent and Merger Sub, pursuant to which Merger Sub was merged with and into Zuora (the “Merger”), with Zuora surviving the Merger and becoming a wholly owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

On December 31, 2024, the Company filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act relating to the Merger Agreement and the transactions contemplated thereby. Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement.

While each of the Filing Persons acknowledges that the Merger may be deemed to constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, the Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, the Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15. Additional Information

On February 13, 2025, at a special meeting of the Company’s stockholders, the Company’s stockholders approved (a) a proposal to adopt the Merger Agreement (the “Merger Proposal”) and (b) on a non-binding, advisory basis, the compensation that will or may become payable by the Company to its named executive officers in connection with the Merger. Approval of the Merger Proposal required the affirmative vote of (1) the holders of a majority of the voting power of the outstanding shares of capital stock of the Company entitled to vote thereon, voting as a single class, (2) the holders of a majority of the voting power of the outstanding shares of capital stock of the Company held by the Unaffiliated Company Stockholders (as defined in the Merger Agreement) entitled to vote thereon, voting as a single class, and (3) the holders of a majority of the outstanding shares of Zuora Class A Common Stock and Zuora Class B Common Stock entitled to vote thereon, each voting separately as a class.

On February 14, 2025, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, the Company became a direct, wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), in accordance with the terms and conditions set forth in the Merger Agreement, (a) each issued and outstanding share of Zuora Common Stock as of immediately prior to the Effective Time (other than any shares of Zuora Common Stock held in the treasury of the Company, any Rollover Shares (as defined below), any shares of Zuora Common Stock owned by Parent or Merger Sub, or any shares of Zuora Common Stock as to which appraisal rights have been properly exercised in accordance with Delaware law) was automatically cancelled and converted into the right to receive $10.00 in cash without interest (the “Merger Consideration”), (b) each share of Zuora Common Stock held in the treasury of the Company, each Rollover Share (as defined below) and any shares of Zuora Common Stock owned by Parent or Merger Sub immediately prior to the Effective Time were automatically canceled and ceased to exist and no consideration was delivered in exchange therefor and (c) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time was automatically converted into and became one fully paid, nonassessable share of common stock, par value $0.00001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and constitute the only outstanding shares of capital stock of the Surviving Corporation.

Immediately prior to the Effective Time, (a) the CEO Rollover Stockholders contributed to an indirect parent company of Parent shares of Zuora Common Stock with an aggregate value (based on the Merger Consideration) equal to approximately $70,000,000 in exchange for equity interests in such indirect parent company of Parent (such shares, the “CEO Rollover Shares”) and (b) certain members of management of the Company (the “Rollover Management”) contributed to an indirect parent company of Parent certain of their shares of Zuora Common Stock in exchange for equity interests in such indirect parent company of Parent (such shares, the “Management Rollover Shares”, and together with the CEO Rollover Shares, the “Rollover Shares”). As a result of the Merger, the Rollover Shares contributed to such parent company of Parent by the CEO Parties and the Rollover Management were automatically canceled, ceased to exist and no consideration was delivered in exchange thereof.

Immediately prior to the Effective Time, Parent and the Company entered into that certain Repurchase Agreement, dated as of February 14, 2025, pursuant to which the Company repurchased from an affiliate of the Silver Lake Filing Parties $103,066,756.62 aggregate principal amount of the Company’s 3.95% / 5.50% Convertible Senior PIK Toggle Notes due March 31, 2029 (the “Repurchased Notes”). Upon such repurchase, the Repurchased Notes were cancelled. In addition, immediately prior to the Effective Time, SLA II CM contributed $296,933,243 aggregate principal amount of the Company’s 3.95% / 5.50% Convertible Senior PIK Toggle Notes due March 31, 2029 (the “Contributed Notes”) to an indirect parent company of Parent and after the closing of the Merger, the Contributed Notes were contributed further down to the Company and cancelled. The Repurchased Notes and the Contributed Notes together represent all of the Notes held by the Silver Lake Filing Parties immediately prior to the Merger

On February 14, 2025, the Company notified the New York Stock Exchange (the “NYSE”) that the Merger had been completed. As a result, the NYSE suspended trading of Zuora Class A Common Stock prior to the opening of trading on February 14, 2025. The Company requested that the NYSE file with the SEC a notification of removal from listing and registration on Form 25 with respect to the delisting of all shares of Zuora Class A Common Stock from the NYSE and the deregistration of such shares under Section 12(b) of the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. Following the effectiveness of the Form 25 with respect to the delisting, the Company intends to file with the SEC a certification on Form 15 requesting the termination of registration of Zuora Class A Common Stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Item 2.01 of the Form 8-K filed by the Company with the SEC on February 14, 2025 is hereby incorporated by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

16(a)(2)(i) Proxy Statement of Zuora, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed on December 31, 2024 and incorporated herein by reference).

16(a)(2)(ii) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(iii) Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(iv) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(v) Current Report on Form 8-K, dated October 17, 2024 (included in Form 8-K filed on October 17, 2024 and incorporated herein by reference).

16(a)(2)(vi) Email from Tien Tzuo, Chief Executive Officer of the Company, sent to the Company’s employees, dated October 17, 2024 (included in  Schedule 14A filed on October 17, 2024 and incorporated herein by reference).

16(a)(2)(vii) Employee Q&A Document, dated October 17, 2024 (included in Schedule 14A filed on October 17, 2024 and incorporated herein by reference).

16(a)(2)(viii) Customer Letter, dated October 17, 2024 (included in Schedule 14A filed on October 17, 2024 and incorporated herein by reference).

16(a)(2)(ix) Partner Letter, dated October 17, 2024 (included in Schedule 14A filed on October 17, 2024 and incorporated herein by reference).

16(a)(2)(x) Industry Analyst Letter, dated October 17, 2024 (included in Schedule 14A filed on October 17, 2024 and incorporated herein by reference).

16(a)(2)(xi) Social media posts, dated October 17, 2024 (included in Schedule 14A filed on October 17, 2024 and incorporated herein by reference).

16(a)(2)(xii) Current Report on Form 8-K, dated October 18, 2024 (included in Form 8-K filed on October 18, 2024 and incorporated herein by reference).

16(a)(2)(xiii) Employee Newsletter, dated October 22, 2024 (included in Schedule 14A filed on October 22, 2024 and incorporated herein by reference).

16(a)(2)(xiv) Updated Employee Q&A Document, dated October 31, 2024 (included in Schedule 14A filed on October 31, 2024 and incorporated herein by reference).

16(a)(2)(xv) Updated Employee Q&A Document, dated December 4, 2024 (included in Schedule 14A filed on December 4, 2024 and incorporated herein by reference).

16(b)(i)+ Equity Commitment Letter, dated October 17, 2024, executed by Silver Lake Alpine II, L.P. and Parent.

16(b)(ii)+ Equity Commitment Letter, dated October 17, 2024, executed by Hux Investment Pte., Ltd. and Parent.

16(b)(iii)+ Amended and Restated Commitment Letter, dated November 13, 2024, by and among Royal Bank of Canada, Banco Santander, S.A., New York Branch, Bank of Montreal, BMO Capital Markeys Corp., Barclays Bank PLC, KKR Capital Markets LLC, KKR CORPORATE LENDING (CA) LLC, SF Credit Partners, LLC, Stifel Nicolaus and Company, Incorporated, Wells Fargo Securities, LLC, Wells Fargo Bank, National Association and Parent.

16(b)(iv)+ Limited Guarantee, dated as of October 17, 2024, by and among Silver Lake Alpine II, L,P. and Zuora, Inc.  16(b)(v)+ Limited Guarantee, dated as of October 17, 2024, by and among Hux Investment Pte. Ltd. and Zuora, Inc.

16(c)(i) Opinion of Qatalyst Partners LP to the Board of Directors of Zuora, Inc., dated October 16, 2024 (included as Annex B to the Proxy Statement and incorporated herein by reference).

16(c)(ii)*+ Discussion materials prepared by Qatalyst Partners LP, dated April 14, 2024, for the Special Committee of the Board of Directors of Zuora, Inc.

16(c)(iii)*+ Discussion materials prepared by Qatalyst Partners LP, dated April 17, 2024, for the Special Committee of the Board of Directors of Zuora, Inc.

16(c)(iv)*+ Discussion materials prepared by Qatalyst Partners LP, dated April 30, 2024, for the Special Committee of the Board of Directors of Zuora, Inc.

16(c)(v)*+ Discussion materials prepared by Qatalyst Partners LP, dated June 15, 2024, for the Special Committee of the Board of Directors of Zuora, Inc.

16(c)(vi)*+ Discussion materials prepared by Qatalyst Partners LP, dated July 2, 2024, for the Special Committee of the Board of Directors of Zuora, Inc.

16(c)(vii)*+ Discussion materials prepared by Qatalyst Partners LP, dated July 10, 2024, and shared with the Special Committee of the Board of Directors of Zuora, Inc. for reference.

16(c)(viii)*+ Discussion materials prepared by Qatalyst Partners LP, dated October 15, 2024, for the Special Committee of the Board of Directors of Zuora, Inc.

16(c)(ix)*+ Discussion materials prepared by Qatalyst Partners LP, dated October 16, 2024, for the Special Committee of the Board of Directors of Zuora, Inc.

16(d)(i) Agreement and Plan of Merger, dated as of October 17, 2024, by and among Zuora, Inc., Parent and Merger Sub (included as Annex A to the  Proxy Statement and incorporated herein by reference).

16(d)(ii) Voting, Support and Rollover Agreement, dated as of October 17, 2024, by and among Zodiac Purchaser, L.L.C., Zodiac Holdco, L.L.C., Silver Lake Alpine II, L.P., Zuora, Inc., and the stockholders party thereto (included as Annex C to the Proxy Statement and incorporated herein by reference).

16(f)+ Section 262 of the Delaware General Corporation Law.

107+ Filing Fee Table.

* Certain portions of this exhibit marked with “[***]” have been redacted and provided separately to the Securities and Exchange Commission pursuant to a request for confidential treatment.

+ Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on November 25, 2024.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2025

ZUORA, INC.

By:	/s/ Andrew M. Cohen
Name: Andrew M. Cohen
Title: Chief Legal Officer and Secretary

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2025

ZODIAC PURCHASER, L.L.C.

By:	Zodiac Guarantor, L.L.C., its managing member

By:	Zodiac Holdco, L.L.C., its managing member

By:	Silver Lake Alpine Associates II, L.P., its managing member

By:	SLAA II (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

ZODIAC ACQUISITION SUB, INC.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Secretary

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2025

SILVER LAKE ALPINE ASSOCIATES II, L.P.

By:	SLAA II (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLA ZURICH HOLDINGS, L.P.

By:	SLA Zurich GP, L.L.C., its general partner

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLA ZURICH GP, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director
SLA ZURICH AGGREGATOR, L.P.

By:	SL Alpine II Aggregator GP, L.L.C., its general partner

By:	Silver Lake Alpine Associates II, L.P., its managing member

By:	SLAA II (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SL ALPINE II AGGREGATOR GP, L.L.C.

By:	Silver Lake Alpine II Associates, L.P., its managing member

By:	SLAA II (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SILVER LAKE ALPINE II, L.P.

By:	Silver Lake Alpine Associates II, L.P., its generalpartner

By:	SLAA II (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLAA II (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SILVER LAKE GROUP, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2025

TIEN TZUO

By:	/s/ Tien Tzuo
Name: Tien Tzuo

THE NEXT LEFT TRUST

By:	/s/ Tien Tzuo
Name: Tien Tzuo
Title: Trustee

70 THIRTY TRUST

By:	/s/ Tien Tzuo
Name: Tien Tzuo
Title: Trustee